SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*

                ENVIRONMENTAL PLUS, INCORPORATED
                        (Name of Issuer)

             Common Stock, par value $.001 per share
             ---------------------------------------
                 (Title of Class of Securities)

                           29406A 10 6
                           -----------
                         (CUSIP Number)

                         Joel Held, Esq.
                         Arter & Hadden
                  1717 Main Street, Suite 4100
               Dallas, Texas 75201 (214) 761-4407
    --------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 24, 1997
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

     Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the Reporting
Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 29406A 10 6    AMENDED AND RESTATED 13D


(1)  Name of Reporting Person                      J.D. Davenport
     S.S. No. of Above Person

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds*                                       00<FN1>

(5)  Check Box if Disclosure of Legal                       [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  U.S.A.

     Number of Shares         (7)  Sole Voting                  0
                                   Power
     Beneficially
                              (8)  Shared Voting       11,652,500
     Owned by Each                 Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive  11,652,500
                                   Power

(11) Aggregate Amount Beneficially Owned               11,652,500
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                          30%
     Amount in Row (11)

------------------
<FN1>     The Reporting Person acquired the shares described herein
          in exchange for other securities held by such Reporting
          Person.  See Item 2.

CUSIP No. 29406A 10 6    AMENDED AND RESTATED 13D

(14) Type of Reporting Person*                                 IN

*    SEE INSTRUCTIONS

CUSIP No. 29406A 10 6    AMENDED AND RESTATED 13D

(1)  Name of Reporting Person    Northport Management Group, Inc.
     I.R.S. Identification                                    N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds*                                     00<FN1>

(5)  Check Box if Disclosure of Legal                       [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares         (7)  Sole Voting                  0
                                   Power
      Beneficially
                              (8)  Shared Voting       11,652,500
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive  11,652,500
                                   Power

(11) Aggregate Amount Beneficially Owned               11,652,500
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                   [   ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                          30%
     Amount in Row (11)

---------------------
<FN1>     The Reporting Person acquired the shares described herein
          in exchange for the original issuance of its securities.
          See Item 2.

CUSIP No. 29406A 10 6    AMENDED AND RESTATED 13D

(14) Type of Reporting Person*                                 CO


*     SEE INSTRUCTIONS

                         AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-2


                     INTRODUCTORY STATEMENT

     This Amendment to Statement on Schedule 13D relating to the common stock of Environmental Plus, Incorporated amends and supplements the Statement on Schedule 13D filed by J.D. Davenport ("Mr. Davenport") and adds pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a reporting person Northport Management Group, Inc. ("Northport") (Davenport and Northport are collectively referred to herein as the "Reporting Persons"). This Statement is being amended and restated, in its entirety, pursuant to Section 232.101(a)(2)(ii) of Regulation S-T promulgated under the Exchange Act.

1.   SECURITY AND ISSUER.
     -------------------

     The response to Item 1 is hereby amended and restated, in its entirety, to read as follows:

     This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock") of Environmental Plus, Incorporated (formerly Kinlaw Energy Partners Corporation), a Texas corporation (the "Issuer"). The Issuer's principal executive offices are located at 2995 LBJ Freeway, Suite 200, Dallas, Texas 75234.

2.   IDENTITY AND BACKGROUND.
     -----------------------

     The response to Item 2 is hereby amended and restated, in its entirety to read as follows:

     Mr. Davenport exchanged, effective July 23, 1996, shares of a private corporation, GD-JD, Inc. for 11,652,500 shares of the Issuer. Mr. Davenport exchanged, effective June 24, 1997, the 11,652,500 shares of the Common Stock of the Issuer for a majority of the common stock of Northport.

     REPORTING PERSON:  DAVENPORT

     Mr. Davenport's business address is Route 1, Box 41, Overton, Texas 75684. Mr. Davenport is a citizen of the United States. The present principal occupation of Mr. Davenport is that of President of the Issuer. The Issuer's principal business is the construction and repair of industrial cooling towers, primarily in Texas, Louisiana and Arkansas, for electric utility companies; and the marketing of a fire retardant foam as a fire fighting device for industrial use. During the last five years, Mr. Davenport has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     REPORTING PERSON:  NORTHPORT

     Northport is a Texas corporation with its principal office located at 607 S. Garland, Overton, Texas 75684. Northport's principal business is management consulting. Mr. Davenport is the sole officer, director and majority shareholder of Northport. During the last five years, Northport has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     -------------------------------------------------

     The response to Item 3 is hereby amended and restated, in its entirety, to read as follows:

     Mr. Davenport exchanged, effective July 23, 1996, shares of a private corporation, GD-JD, Inc., for 11,652,500 shares of Common Stock of the Issuer. Davenport exchanged, effective June 24, 1997, the 11,652,500 shares of the Common Stock of the Issuer for a majority of the common stock of Northport.

4.   PURPOSE OF TRANSACTION.

     The response to Item 4 is hereby amended and restated, in its entirety, to read as follows:

     The Reporting Persons presently intend to hold the Common Stock owned by them for investment. Whether the Reporting Persons purchase or otherwise acquire any additional shares of Common Stock and the amount, method, and timing of any such purchases or acquisition, will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things, the availability of such shares for purchase or acquisition at acceptable price levels and/or upon acceptable terms; the business and prospects of the Reporting Persons and the Issuer and other business and investment opportunities available to the Reporting Persons; economic conditions; money and stock market conditions; the attitude and actions of other stockholders of the Issuer; the availability and nature of opportunities to dispose of Common Stock; the availability of funds or financing for additional purchases; regulatory other legal considerations; and other plans and requirements of the Reporting Persons. Depending upon their assessment of these factors from time to time, the Reporting Persons may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases or otherwise) or to dispose of some or all of the Common Stock beneficially owned by them. However, neither the timing nor the circumstances of future acquisitions and dispositions has been determined at the date hereof. Other than as mentioned above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the types of transactions described in
Item 4 of Schedule 13D.

5.   INTEREST IN SECURITIES OF THE ISSUER.
     ------------------------------------

     The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

     Pursuant to Rule 13d-1(f)(1) promulgated under the Exchange
     Act, this Statement is being filed jointly by each of the Reporting Persons.

     Each of the Reporting Persons expressly states that it is included in this Statement solely for the purpose of presenting information with respect to ownership of the Common Stock of the Issuer and disclaims any knowledge as to statements made herein by or on behalf of the other Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Person pursuant to Rule 13d-4 of the Exchange Act. The Reporting Persons have included as EXHIBIT
99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     Number of shares beneficially owned by the Reporting Persons with:

                                    Davenport           Northport
                                   ----------          ----------
     Sole voting power:                     0                   0
     Shared voting power:          11,652,500          11,652,000
     Sole dispositive power:                0                   0
     Shared dispositive power:     11,652,500          11,652,500
     Percent of class (based on
     40,329,136 shares of Common
     Stock outstanding at
     June 4, 1997)                         30%                 30%

6.   CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO
     SECURITIES OF THE ISSUER.
     ----------------------------------------------------------

     The response to Item 6 is amended and restated, in its entirety, to read as follows:

     The Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the
securities described herein.   Davenport is the President and a
director of the Issuer and may be deemed a controlling person of the Issuer. In addition, Davenport is an officer and director of GD-JD, Inc. which is the beneficial owners of 340,000 shares (0.8%) of the Issuer. Davenport is also the sole director and officer of Northport and owns a majority of the common stock of Northport.

7.   MATERIAL TO BE FILED AS EXHIBITS.
     --------------------------------

     Exhibit No.                   Exhibit
     -----------                   -------
        99.1                       Joint Filing Agreement, dated
                                   June 30, 1997, between J.D. Davenport
                                   and Northport Management Group,
                                   Inc.

                            SIGNATURE

     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Amendment
No. 1 to Schedule 13D is true, complete and correct.

Date:  June 30, 1997


                              /s/ J.D. Davenport
                              -----------------------------------
                              J.D. Davenport



                              NORTHPORT MANAGEMENT GROUP, INC.



                              By:  /s/ J.D. Davenport
                                   ------------------------------
                                   J.D. Davenport, President



            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).